SEC FILE NUMBER
001-33755

CUSIP NUMBER
864596 101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

SuccessFactors, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1500 Fashion Island Blvd., Suite 300

Address of Principal Executive Office (Street and Number)

San Mateo, CA 94404

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SuccessFactors, Inc. (“SuccessFactors” or “the Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) without unreasonable effort or expense by the prescribed due date. The Company reassessed its accounting for an Australian holding company, originally established to effect the third quarter acquisition of Infohrm Pty. Ltd (Inform), and concluded that the Company had not correctly accounted for a $3.5 million foreign exchange gain on an intercompany loan in the Australian holding company. As a result, the Company expects to file an amended Form 10-Q for the third quarter of fiscal 2010. The Company expects the line item “interest income and other, net” to decrease and the line item “net loss,” on a generally accepted accounting principles (GAAP) basis, to increase by approximately $3.5 million for the three and nine months ended September 30, 2010 and such line items to decrease and increase, respectively, by up to approximately $1.5 million for the three months ended December 31, 2010 and approximately $5.0 million for the year ended December 31, 2010.

The changes had no impact on previously-reported total cash flows from operations, revenues, billings, non-GAAP operating results and non-GAAP net loss (which excludes the foreign exchange gain on the intercompany loan).

SuccessFactors currently anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hillary B. Smith	650	645-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SUCCESSFACTORS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2011	By:	/s/ HILLARY B. SMITH
		Name:	Hillary B. Smith
		Title:	General Counsel